Exhibit 8.1

Name of Subsidiary	Place of Incorporation

Top Tanker Management Inc.	Marshall Islands

Monte Carlo Seven Shipping Company Limited	Marshall Islands

Monte Carlo 39 Shipping Company Limited	Marshall Islands

PCH Dreaming Inc.	Marshall Islands

South California Inc.	Marshall Islands

Malibu Warrior Inc.	Marshall Islands

Augustus Enterprises Inc.	Marshall Islands

Roman Empire Inc.	Marshall Islands

Athenian Empire Inc.	Marshall Islands

Eco Oceano Ca Inc.	Marshall Islands

Julius Caesar Inc.	Marshall Islands

Legio X Inc.	Marshall Islands

Rubico Inc.	Marshall Islands

Top Mega Yachts Inc.	Marshall Islands

Seawolf Ventures Limited	Marshall Islands

Roman Explorer Inc.	Marshall Islands